Filed Pursuant to Rule 433

Registration No. 333-135136

Free Writing Prospectus Dated July 12, 2007

Final Term Sheet

XTO Energy Inc.

$300,000,000 5.90% Senior Notes due 2012

$450,000,000 6.25% Senior Notes due 2017

$500,000,000 6.75% Senior Notes due 2037

Trade Date:	July 12, 2007

Settlement Date:	July 19, 2007

Legal Format:	SEC Registered

Ratings:	Baa2 / BBB (Moody’s / S&P) (stable / stable)

Security Type:	Senior notes

Maturity:	August 1, 2012 for the 2012 Notes
August 1, 2017 for the 2017 Notes
August 1, 2037 for the 2037 Notes

Interest Rate:	5.90% per annum in the case of the 2012 Notes
6.25% per annum in the case of the 2017 Notes
6.75% per annum in the case of the 2037 Notes

Interest Payment Dates:	February 1 and August 1, commencing February 1, 2008 for each series of the Notes.

Spread to Benchmark Treasury:	0.90% in the case of the 2012 Notes
1.15% in the case of the 2017 Notes
1.52% in the case of the 2037 Notes

Benchmark Treasury and Yield:	4.875% TSY due June 2012: 5.031% in the case of the 2012 Notes
4.500% TSY due May 2017: 5.139% in the case of the 2017 Notes
4.500% TSY due February 2036: 5.239% in the case of the 2037 Notes

Yield to Maturity:	5.931% in the case of the 2012 Notes
6.289% in the case of the 2017 Notes
6.759% in the case of the 2037 Notes

Public Offering Price:	99.864% of the principal amount in the case of the 2012 Notes
99.710% of the principal amount in the case of the 2017 Notes
99.881% of the principal amount in the case of the 2037 Notes

Net Proceeds to Issuer (Before Expenses):	$297,792,000 in the case of the 2012 Notes
$445,770,000 in the case of the 2017 Notes
$495,030,000 in the case of the 2037 Notes

Optional Redemption:	Redeemable at any time at an amount equal to the principal amount plus a make-whole premium, using a discount rate of Treasury plus 0.15% in the case of the 2012 Notes, 0.20% in the case of the 2017 Notes, and 0.25% in the case of the 2037 Notes

CUSIP:	98385X AK2, in the case of the 2012 Notes
98385X AL0, in the case of the 2017 Notes
98385X AM8, in the case of the 2037 Notes

Joint Bookrunning Managers:	Lehman Brothers Inc.
J.P. Morgan Securities Inc.
UBS Securities LLC

Co-Managers:	Barclays Capital Inc.
Banc of America Securities LLC
BMO Capital Markets Corp.
Bear, Stearns & Co. Inc.
BNP Paribas Securities Corp.
Lazard Capital Markets LLC
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
Jefferies & Company, Inc.
Morgan Stanley & Co. Incorporated
Greenwich Capital Markets, Inc.
Comerica Securities, Inc.
Fortis Securities LLC
Natexis Bleichroeder Inc.
Piper Jaffray & Co.
Wells Fargo Securities, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Lehman Brothers Inc. toll-free at 1-888-603-5847, J.P. Morgan Securities Inc. collect at 212-834-4533 or UBS Securities LLC toll-free at 1-888-722-9555 ext. 1088.